AutoWeb, Inc.

400 North Ashley Drive, Suite 300

Tampa, Florida 33602-4314

August 31, 2022

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:     AutoWeb, Inc.
Registration Statement on Form S-3
(Registration No. 333-249876)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AutoWeb, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement on Form S-3 (the “Registration Statement”) together with all amendments and exhibits thereto, and that such withdrawal be effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was initially filed by the Company with the Commission on November 5, 2020 and was declared effective on November 10, 2020.

On August 31, 2022, pursuant to the terms of the Agreement and Plan of Merger, dated as of July 24, 2022, by and among the Company, Unity AC 1, LLC, a Delaware limited liability company (“Parent”), and Unity AC 2, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), Purchaser merged with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”).

As a result of the Merger, the Company has elected not to pursue the sale of securities pursuant to the Registration Statement, and no securities have been offered or sold pursuant to the Registration Statement.

If you have any questions regarding this application, please contact Stewart McDowell of Gibson, Dunn & Crutcher LLP, the Company’s legal counsel, at (415) 393-8322.

[Signature page follows]

Very truly yours, AUTOWEB, INC. By: /s/ Glenn E. Fuller Name: Glenn E. Fuller Title: Executive Vice President, Chief Legal Officer and Secretary

cc: Stewart McDowell

  Gibson, Dunn & Crutcher LLP